Exhibit A

Tier 1 Nigerian Operator, Globacom, Signs Network
Expansion Deal with Ceragon

In this multimillion-dollar deal, Globacom will use Ceragon’s E-Band solution to provide metro backhauling for enhanced operations

Little Falls, New Jersey, January 31, 2022 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, announced today that it has signed a deal with Globacom, the second largest operator in Nigeria, to further expand its network and enable it to maintain its cutting-edge technology. Globacom aspires to build Africa’s biggest and best telecommunications network, and, as such, the deal with Ceragon will significantly increase its network capacity and enhance service delivery to customers.

As part of this multimillion-dollar deal, Ceragon will be providing Globacom a customized solution that covers long-haul rural areas, high-capacity metro as well as the access network – enabling it to not only enhance its existing subscribers’ quality of experience but also to expand its reach to further grow its market share. The project, initiated in Q4 2021, is due to complete deployment through the first half of 2022.

Doron Arazi, Ceragon Networks CEO commented, “Ceragon is committed to partnering with its global customers to provide reliable, exceptional experiences, and this project for Globacom is no different. We partner with our customers to deliver customized, turnkey solutions that consider and best meet their current and future needs. With the imminent rollout of 5G services in Nigeria, Globacom can rest-assure its network is 5G-ready.”

The project will bring a solution to fiber cut issues as Globacom will leverage Ceragon’s IP-50 E-Band solution to provide metro backhauling instead of fiber, and at times as backup. With TCO optimization in mind, this solution will offer high capacity of 10Gbps over the air, with an upgrade path to as much as 20Gbps, as needed. This solution, as well as others provided in this large project, is not only quick to deploy, but significantly reduces CAPEX and enables Globacom with fast-time-to-market.

Globacom operates in a very competitive environment, and as such is always looking to enhance and expand its connectivity services. “We believe that our partnership with Ceragon will help in our desire to build the most robust, advanced telecommunications network. Ceragon’s field-proven solutions and services allow us to quickly and reliably ramp-up our 4G and future 5G network and capacity needs, while minimizing our overall Total Cost of Ownership (TCO)”, Globacom commented.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. With a vision to create equal digital opportunities for all people around the world, we bring communication capabilities everywhere by delivering robust, fiber-like wireless connectivity. We help operators and other service providers to increase operational efficiency and enhance end-customers’ quality of experience with quick-to-deploy wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies, and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provide highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 140 countries. For more information please visit: www.ceragon.com

About GLOBACOM

Globacom is West Africa’s leading digital solutions provider. The company started operations in 2003 as Nigeria’s national telecommunications operator. It currently has a subscriber-base of over 53 million, and is credited with driving Nigeria’s telephone penetration by forcing down the cost of voice and data services. It is also leading the broadband penetration with its nationwide fibre optic cable and 4G LTE network.

Under its founder and Chairman, Dr. Mike Adenuga, Jr. (GCON), Globacom is today the largest integrated technology service provider in Nigeria, servicing Enterprises, SMEs, mid-size corporates, public sector organizations and millions of individuals all over Nigeria and Ghana. The company in 2010 singlehandedly constructed an independently owned submarine cable, Glo 1, from the United Kingdom to Nigeria, with branching units in several African countries. The facility has addressed West Africa’s bandwidth requirement and offered governments, individuals and businesses the benefits of reliable and affordable internet.

For more about Globacom, visit go to www.gloworld.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risk of components shortage due to the global shortage in semiconductors and chipsets, which could cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities in connection with COVID-19 remote operation mode, growing cyber-crime threats, trade competition and geo-political tension among the global superpowers and organizations, and changes in privacy and data protection laws, that could have an adverse effect on our business, on our supply chain or on our customers, including, among others, on the products, networks and communication traffic  vulnerability;  the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com